================================================================================

           SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(a).*
__________
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 979 (as corrected by Release No. 34-15457A, dated February 25,
  1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT No. 2)*

                          CROWN CASINO CORPORATION
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
                       ------------------------------
                       (Title of Class of Securities)

                                 228216-10-7
                               --------------
                               (CUSIP Number)

                           HELEN T. FERRARO, ESQ.
                          SMITH, GAMBRELL & RUSSELL
                          3343 PEACHTREE ROAD, N.E.
                                 SUITE 1800
                           ATLANTA, GEORGIA 30326
                                404-264-2631
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              OCTOBER 10, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                       (Continued on following pages)

                              Page 1 of 4 Pages


  CUSIP No.  228216-10-7                           13D                             Page 2 of 4 Pages
-------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NOOF ABOVE PERSON

           EDWARD R. MCMURPHY, ###-##-####
-------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [ ]
                                                                                                      (b) [ ]

-------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           PF AND OO
-------------------------------------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]


-------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------------------------------------------------------------------------------------------------
NUMBER         7.     SOLE VOTING POWER
OF SHARES
BENEFICIALLY          608,809
OWNED BY       ----------------------------------------------------------------------------------------------
EACH           8.     SHARED VOTING POWER
REPORTING
PERSON                0
WITH           ----------------------------------------------------------------------------------------------
               9.     SOLE DISPOSITIVE POWER

                      608,809
               ----------------------------------------------------------------------------------------------
               10.    SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           608,809
-------------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

-------------------------------------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%
-------------------------------------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           CROWN CASINO CORPORATION

                   AMENDMENT NO. 2 TO SCHEDULE 13D FILED BY
                              EDWARD R. MCMURPHY


            This filing constitutes Amendment No. 2 to the Schedule 13D filed by Edward R. McMurphy with respect to the $.01 par value common stock of Crown Casino Corporation (the "Company"). The following items of Schedule 13D are hereby amended:


ITEM 4.     PURPOSE OF TRANSACTION.

            Since the filing of Amendment No. 1 to the Schedule 13D by Mr. McMurphy, Mr. McMurphy has made certain open market sales of the common stock of the Company. On October 10, 1996, Mr. McMurphy transferred 166,667 shares to a third party in satisfaction of a promissory note. The number of outstanding shares of the Company as of October 17, 1996 was 10,516,508.



ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) Mr. McMurphy beneficially owns in the aggregate 608,809 shares or approximately 5.6% of the outstanding shares, including 292,143 shares subject to presently (or within the next sixty days) exercisable stock options held by Mr. McMurphy.

            (b) Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

            (c) Mr. McMurphy reported the following transactions during the past 60 days:

                 On October 10, 1996, Mr. McMurphy transferred 166,667 shares to a third party at a value of $3.00 per share to satisfy an outstanding indebtedness to such third party.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 21, 1996                       /s/ Edward R. McMurphy
                                             ----------------------
                                             Edward R. McMurphy





                                  Page 4 of 4